

May 9, 2013

Via E-Mail
Mr. Robert Chausse
Chief Financial Officer
Aurico Gold, Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario M5C 1 T4

> **Re: Aurico Gold, Inc.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 001-31739**

Dear Mr. Chausse:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.1 Annual Information for the Year Ended December 31, 2012

Mining Properties, page 12

1. Reserves are disclosed for your Young Davidson and El Chanate properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

   - Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act. If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

2.   Please provide supplementally the tabulations that were used to prepare and update the fiscal year-end reserve/resource estimates, reconciling them with your annual production and last year's reserves/resources.

3.   The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please modify your filing and disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimates. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resources has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity,

assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

4.   Please disclose the following information within or adjacent to your reserve tables:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The cutoff grade

- The metallurgical recovery factor for each of your mines.

- A statement indicating whether your resource estimates are inclusive of exclusive of your reserve estimates.

5.   We note you have omitted your silver assays from your Young Davidson, Kemess, and Orion reserve/resource disclosures. Please modify your filing to include this information.

Exhibit 99.3 Consolidated Audited Financial Statements as of and for the Years Ended December 31, 2012 and 2011

Notes to the Consolidated Financial Statements

2. Basis of preparation and statement of compliance

(d) Revenue Recognition, page 7

6.   We note you policy that revenue is recognized when the risks and rewards of ownership pass to the purchaser, including when title passes to the customer. You also state that revenue from the sale of doré bars is recorded at estimated values, and is further adjusted based upon final quality assessment and quotations. Please explain to us in detail the methodology used to estimate value and the time period between determining the estimated value and the final price. Please provide clarifying disclosures to be included in your future filings.

Commercial production, page 9

7.   We note your policy defines commercial production considering a range of factors including "demonstration of ability to produce output at a net margin that is consistent with expectations." Please explain in greater detail how your accounting policy, which appears to rely on reaching certain levels of net margin, complies with paragraphs 20 and 21 of IAS 16. We note that IAS 16 appears to focus on the ability of the asset to function properly rather than for it to function at a level that meets management's expectation of margin targets. Please provide clarifying disclosures to be included in your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341or Nasreen Mohammed at (202) 551-3773 if you have questions regarding the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.   Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining